SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13D/A
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 2)(1)

                        Sunstone Hotel Investors, Inc.
    -------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
    -------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  867933 10 3
             -----------------------------------------------------
                                (CUSIP Number)

                               Jonathan H. Paul
                    Westbrook Real Estate Partners, L.L.C.
                             599 Lexington Avenue
                              New York, NY 10022
                                (212) 849-8800

                                with a copy to:

                             Patrick K. Fox, Esq.
                    Westbrook Real Estate Partners, L.L.C.
                            13155 Noel Road - LB54
                                  Suite 2300
                               Dallas, TX 75240
                                (972) 934-0100
    -------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                April 21, 1999

             -----------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is
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filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
































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                              AMENDMENT NO. 2 TO

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

          This Amendment No. 2 amends the Schedule 13D filed on October 24, 1997, as amended (the "Schedule 13D"), which relates to shares of common stock, par value $0.01 per share, of Sunstone Hotel Investors, Inc., a Maryland corporation. Capitalized terms used herein but not defined shall have the meanings attributed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

          Item 4 of the Schedule 13D is hereby supplemented as follows:

          SHP Acquisition's proposal to acquire all of the Issuer Common
     Stock contained in the Proposal Letter dated April 5, 1999 expired by its terms at the close of business on April 19, 1999. The Special Committee of the Board of Directors of the Issuer has requested additional time so that it may continue to review and evaluate the proposal. By letter dated April 21, 1999 from SHP Acquisition to the Board of Directors of the Issuer (attached hereto as Exhibit 9), SHP Acquisition has extended the proposal until 5:00 p.m., California time, on April 30, 1999.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Item 6 of the Schedule 13D is hereby supplemented as follows:

          The Reporting Persons have been advised by the Alter Affiliates that Mr. Alter and Mr. Biederman are parties to a Unit Purchase Agreement dated August 16, 1995 with the Issuer, the Lessee and Sunstone OP (attached hereto as Exhibit 10) pursuant to which Mr. Alter and Mr. Biederman are obligated to use distributions from the Lessee, in excess of their tax liability for earnings of the Lessee, to either accumulate reserves for the Lessee's rental obligations, or purchase from Sunstone OP additional OP Units at the then current market price of Issuer Common


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     Stock.  The description of the Unit Purchase Agreement contained in this
     Amendment No. 2 is qualified in its entirety by reference to the Unit Purchase Agreement.


                              Page 2 of 13 Pages


Item 7.  Material to be Filed as Exhibits.

          Item 7 of the Schedule 13D is amended and supplemented by adding the following exhibits thereto:

          9.  Letter dated April 21, 1999.

         10. Unit Purchase Agreement dated August 16, 1995 by and among Mr. Alter, Mr. Biederman, the Issuer, Sunstone OP and the Lessee (incorporated by reference to Exhibit 5 of the Alter Affiliates' Schedule 13D dated April 5, 1999, relating to Issuer Common Stock).

         11.  Power of Attorney of Gregory J. Hartman.

         12.  Power of Attorney of Paul D. Kazilionis.

         13.  Power of Attorney of William H. Walton.


                              Page 3 of 13 Pages



























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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 1999

                        WESTBROOK REAL ESTATE PARTNERS, L.L.C.

                        By:  /s/ Jonathan H. Paul
                            ---------------------------
                             Name:  Jonathan H. Paul
                             Title: Managing Principal


                        WESTBROOK REAL ESTATE PARTNERS
                        MANAGEMENT I, L.L.C.

                        By:  Westbrook Real Estate Partners, L.L.C.,
                             its sole member

                        By:  /s/ Jonathan H. Paul
                             ---------------------------
                             Name:  Jonathan H. Paul
                             Title: Managing Principal


                        WESTBROOK REAL ESTATE FUND I, L.P.

                        By:  Westbrook Real Estate Partners
                             Management I, L.L.C., its General Partner

                        By:  Westbrook Real Estate Partners, L.L.C.,
                             its sole member

                        By:  /s/ Jonathan H. Paul
                             ---------------------------
                             Name:  Jonathan H. Paul
                             Title: Managing Principal


                              Page 4 of 13 Pages






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                        WESTBROOK REAL ESTATE
                        CO-INVESTMENT PARTNERSHIP I, L.P.

                        By:  Westbrook Real Estate Partners
                             Management I, L.L.C., its General Partner

                        By:  Westbrook Real Estate Partners, L.L.C.,
                             its sole member

                        By:  /s/ Jonathan H. Paul
                             ----------------------------
                             Name:  Jonathan H. Paul
                             Title: Managing Principal


                        WESTBROOK REAL ESTATE PARTNERS
                        MANAGEMENT III, L.L.C.

                        By:  Westbrook Real Estate Partners, L.L.C.,
                             its sole member

                        By:  /s/ Jonathan H. Paul
                             ----------------------------
                             Name:  Jonathan H. Paul
                             Title: Managing Principal


                        WESTBROOK REAL ESTATE FUND III, L.P.

                        By:  Westbrook Real Estate Partners
                             Management III, L.L.C., its General Partner

                        By:  Westbrook Real Estate Partners, L.L.C.,
                             its sole member

                        By:  /s/ Jonathan H. Paul
                             ----------------------------
                             Name:  Jonathan H. Paul
                             Title: Managing Principal


                              Page 5 of 13 Pages





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                        WESTBROOK REAL ESTATE
                        CO-INVESTMENT PARTNERSHIP III, L.P.

                        By:  Westbrook Real Estate Partners
                             Management III, L.L.C., its General Partner

                        By:  Westbrook Real Estate Partners, L.L.C.,
                             its sole member

                        By:  /s/ Jonathan H. Paul
                             ----------------------------
                             Name:  Jonathan H. Paul
                             Title: Managing Principal


                         WESTBROOK FUND III ACQUISITIONS, L.L.C.

                         By:  /s/ Jonathan H. Paul
                             ----------------------------
                              Name:  Jonathan H. Paul
                              Title: Vice President


                         SHP ACQUISITION, L.L.C.

                         By:  /s/ Jonathan H. Paul
                             ----------------------------
                             Name:  Jonathan H. Paul
                             Title: Manager

                         By:  /s/ Robert A. Alter
                             ----------------------------
                             Name:  Robert A. Alter
                             Title: Manager


                         GREGORY J. HARTMAN

                         /s/ Jonathan H. Paul
                        ---------------------------------
                         By: Jonathan H. Paul, Attorney-in-Fact











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                         PAUL D. KAZILIONIS

                         /s/ Jonathan H. Paul
                        ---------------------------------
                         By: Jonathan H. Paul, Attorney-in-Fact


                             Page 6 of 13 Pages


                         JONATHAN H. PAUL

                         /s/ Jonathan H. Paul
                        ---------------------------------


                         WILLIAM H. WALTON III

                         /s/ Jonathan H. Paul
                        ----------------------------------
                         By: Jonathan H. Paul, Attorney-in-Fact


                             Page 7 of 13 Pages










































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                               INDEX TO EXHIBITS



Exhibit Number Description of Exhibits

     9.        Letter dated April 21, 1999.

     10. Unit Purchase Agreement dated August 16, 1995 by and among Mr. Alter, Mr. Biederman, the Issuer, Sunstone OP and the Lessee (incorporated by reference to Exhibit 5 of the Alter Affiliates' Schedule 13D dated April 5, 1999, relating to Issuer Common Stock).

     11.       Power of Attorney of Gregory J. Hartman.

     12.       Power of Attorney of Paul D. Kazilionis.

     13.       Power of Attorney of William H. Walton.


                              Page 8 of 13 Pages